RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

Pricing Supplement Dated May 21, 2018 To the Product Prospectus Supplement FIN-1 dated January 14, 2016, and the Prospectus Supplement and Prospectus, each dated January 8, 2016	$1,000,000 Redeemable Step Up Notes, Due May 23, 2033 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable Step Up Notes (the “Notes”) described below.
The CUSIP number for the Notes is 78014RAB6.
The Notes will accrue interest at the following rates during the indicated year of their term:
•	Years 1-5:	3.50% per annum
•	Years 6-10:	4.00% per annum
•	Years 11-15:	5.00% per annum
We will pay interest on the Notes on May 23 and November 23 of each year (each an “Interest Payment Date”), commencing on November 23, 2018.
We may call the Notes in whole, but not in part, on May 23, 2023 and May 23, 2028 with 10 business days’ prior written notice. All payments on the Notes are subject to our credit risk.
The Notes will not be listed on any U.S. securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated January 14, 2016 and “Additional Risk Factors” on page P-5 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
RBC Capital Markets, LLC has offered the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the Issue Date at a purchase price that is 98.50% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-5 below.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on May 23, 2018, against payment in immediately available funds.

RBC Capital Markets, LLC

Redeemable Step Up Notes, Due May 23, 2033
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	May 21, 2018
Issue Date:	May 23, 2018
Maturity Date:	May 23, 2033
CUSIP:	78014RAB6
Type of Note:	Step Up Note
Interest Rate:	Years 1-5:	3.50% per annum
	Years 6-10:	4.00% per annum
	Years 11-15:	5.00% per annum
Interest Payment Dates:
Semi-annually, on May 23 and November 23 of each year, commencing on November 23, 2018. If an Interest Payment Date is not a New York business day, interest shall be paid on the next New York business day, without adjustment for period end dates and no interest shall be paid in respect of the delay.

Redemption:	Redeemable at our option. If we redeem the Notes, we will pay you the principal amount, together with the applicable interest payment.
Call Dates:	The Notes are callable, in whole, but not in part, on May 23, 2023 and May 23, 2028 upon 10 business days’ prior written notice.
Survivor’s Option:	Not applicable.
U.S. Tax Treatment:
Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement FIN-1 dated January 14, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes,” and “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments,” which applies to your Notes. These discussions do not address the tax consequences applicable to holders subject to section 451(b) of the Code.

RBC Capital Markets, LLC

Redeemable Step Up Notes, Due May 23, 2033
Calculation Agent:	RBC Capital Markets, LLC
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on page P-2 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 14, 2016, as modified by this pricing supplement. In addition to those terms, the following two sentences are also so incorporated into the master note: RBC confirms that it fully understands and is able to calculate the effective annual rate of interest applicable to the Notes based on the methodology for calculating per annum rates provided for in the Notes. RBC irrevocably agrees not to plead or assert Section 4 of the Interest Act (Canada), whether by way of defense or otherwise, in any proceeding relating to the Notes.

RBC Capital Markets, LLC

Redeemable Step Up Notes, Due May 23, 2033
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement FIN-1 dated January 14, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 14, 2016 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement FIN-1 dated January 14, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047762/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us”, or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Redeemable Step Up Notes, Due May 23, 2033
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement FIN-1 dated January 14, 2016 and the prospectus supplement dated January 8, 2016. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
Early Redemption Risk. We have the option to redeem the Notes on the Call Dates set forth above. It is more likely that we will redeem the Notes prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on the interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on May 23, 2018, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”). See “Plan of Distribution” in the prospectus supplement dated January 8, 2016. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
After the initial offering of the Notes, the price to the public may change. To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes. Sales of these Notes by our affiliates could reduce the market price and the liquidity of the Notes that you purchase.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of the Notes who subsequently sells any of the Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.
The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer” includes the

RBC Capital Markets, LLC

Redeemable Step Up Notes, Due May 23, 2033
communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.

RBC Capital Markets, LLC